September 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sondra Snyder

Re:	Avanti Acquisition Corp.
Registration Statement on Form S-1
Filed September 16, 2020, as amended
File No. 333-248838

Dear Ms. Snyder:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Avanti Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,550 copies of the Preliminary Prospectus dated September 16, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. as Representative of the Several Underwriters

By:	/s/ Pavan Bellur
Name: Pavan Bellur
Title: Managing Director

GOLDMAN SACHS & CO. LLC as Representative of the Several Underwriters

By:	/s/ Lyle Schwartz
Name: Lyle Schwartz
Title: Managing Director